March 10, 2006

Mr. Larry Spirgel, Assistant Director

Mr. Bob Carroll, Staff Accountant

Mail Stop 3720

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Learning Tree International, Inc.
Form 10-K for Fiscal Year Ended September 30, 2005
Filed January 13, 2006
and
Form 10-Q for Fiscal Quarter Ended December 30, 2005
Filed February 13, 2006
File No. 0-27248

Dear Mr. Spirgel & Mr. Carroll:

To confirm my conversation with Mr. Bob Carroll moments ago, I would like to confirm in writing the acceptance of my request to file on March 17, 2006 our response to your February 27 (fax) Comment Letter regarding the above-mentioned filings.

Please contact me at 703-925-7758 (work) or 703-925-7759 (fax) should you need any additional information or have any questions.

Thank you.

Very truly yours,

LeMoyne T. Zacherl

Chief Financial Officer

Sent via mail and Edgar

CC:	Dean Suehiro, Senior Staff Accountant
Theodore E. Guth, Esq.